# SEC Schedule 13G/A (Amendment No. 22) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GETTY REALTY CORP /MD/, CIK 0001052752
CUSIP: 374297109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 292 MADISON AVENUE, 9TH FLOOR, New York, New York (NY), 10017-6376
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950137-02-001078
Filed by CIK 0001168475

## Reporting persons
- Howard B. Safenowitz: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 202,690; shared voting power 2,570,007; sole dispositive power 202,690; shared dispositive power 2,570,007; aggregate amount beneficially owned 2,772,697 (5% of the class)
  Comment: For Item 6 and 8, disclaims beneficial ownership of 11,586 shares
- Safenowitz Family Corp.: type of reporting person: corporation (CO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,455,747; sole dispositive power 0; shared dispositive power 2,455,747; aggregate amount beneficially owned 2,455,747 (4.5% of the class)
- Safenowitz Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,848,092; sole dispositive power 0; shared dispositive power 1,848,092; aggregate amount beneficially owned 1,848,092 (3.4% of the class)

## Item 1. Issuer
Name of issuer: GETTY REALTY CORP /MD/
Address of issuer's principal executive offices: 292 Madison Ave., 9th Floor, New York, NY 10017-6376

## Item 2. Person Filing
Name of person filing: Howard B. Safenowitz; Safenowitz Family Corp.; Safenowitz Partners, LP
Address of principal business office or, if none, residence: 292 Madison Ave., 9th Floor, New York, NY 10017-6376
Citizenship: United States citizen, for the individual; California, for both entities

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,772,697
Percent of class: 5.035
Sole power to vote or to direct the vote: 202,690
Shared power to vote or to direct the vote: 2,570,007 (disclaims beneficial ownership of 11,586 shares)
Sole power to dispose or to direct the disposition: 202,690
Shared power to dispose or to direct the disposition: 2,570,007 (disclaims beneficial ownership of 11,586 shares)

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit No. 99.1-Joint Filing Agreement, dated as of February 28, 2002, by and among Howard B. Safenowitz, Safenowitz Family Corp. and The Safenowitz Partners, LP (previously filed)

## Signatures
- Howard B. Safenowitz: /s/ Howard B. Safenowitz, Howard B. Safenowitz (02/14/2025)
- Safenowitz Family Corp.: /s/ Howard B. Safenowitz, Howard B. Safenowitz, President (02/14/2025)
- Safenowitz Partners, LP: /s/ Howard B. Safenowitz, Howard B. Safenowitz, President, By: Safenowitz Family Corp., a CA corporation, its general partner (02/14/2025)